Exhibit 99.1

News Release May 4, 2026

Santacruz Silver Announces Publication of 2025 Sustainability Report for Bolivian Operations

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) is pleased to announce the release of the 2025 Sustainability Report (the “Report”) for its wholly-owned Bolivian subsidiary, Grupo Minero Sinchi Wayra (“Sinchi Wayra”), which highlights the Company’s performance and progress across environmental, social, and governance (“ESG”) priorities across its Bolivian operations.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “The 2025 Sustainability Report for Sinchi Wayra represents a significant step forward in our commitment to building a more sustainable and responsible mining business in Bolivia. It reflects not only our progress, but also how we are embedding transparency, accountability, and strong ESG practices into every aspect of our operations, creating long-term value for both our stakeholders and Santacruz. As the only mining company in Bolivia that is a signatory to the UN Global Compact Network Bolivia, we are committed to leading with integrity and purpose. Over the past five years, our total investment has exceeded US$8.55 million, supporting local economic development, enabling decent work, and improving quality of life across our communities. These investments are more than contributions; they are the foundation of enduring partnerships, resilient communities, and a shared future that will continue to create value for generations to come.”

The Report complies with International Financial Reporting Standards (IFRS) and references the 2021 Global Reporting Initiative (GRI) standards. It presents the Company’s ESG approach and outlines its activities in responsible operations, sustainable growth, and stakeholder engagement. The Report for Sinchi Wayra is available on Santacruz’s website at www.santacruzsilver.com.

Key 2025 ESG Highlights

Environmental:

Santacruz reported an investment exceeding US$12.8 million in environmental management. It achieved measurable progress in reducing its environmental footprint by optimizing water use, improving energy efficiency, and lowering greenhouse gas emissions, reflecting a proactive approach to environmental management grounded in innovation and continuous improvement.

The Company allocated more than US$4.2 million to water treatment, ensuring compliance with environmental standards and protecting water resources. In 2025, no discharge incidents exceeded RMCH permissible quality limits, and no sanctions or impacts on receiving water bodies were recorded.

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Social:

Over the past year, Santacruz allocated more than US$1.4 million to initiatives aimed at strengthening education, local infrastructure, and productive enterprises, benefiting a total of 24,528 people. A breakdown of how the funds were utilized is as follows:

Production development, where US$761.0K was allocated to implementing development projects, workforce training, the creation of microenterprises, camelid forage initiatives, and infrastructure improvements, benefiting 2,331 people and strengthening local livelihoods and economic resilience.

Education, where US$508.6K was invested to expand access to quality learning and improve student outcomes, benefiting 4,085 people, including teacher salaries, school breakfast programs, student scholarships, infrastructure improvements, transportation, and broader community education support.

Traditions and social activities, where US$66.6K was allocated to encourage and promote cultural activities, support community customs and traditions, and sponsor social and sports events, benefiting 15,750 people and helping to strengthen community identity and cohesion.

Community support, where US$36.5K was allocated to address key infrastructure needs, including water diversion projects, basic sanitation, and a range of community support initiatives, benefiting 2,362 people and improving living conditions and well-being.

Governance:

Throughout 2025, Santacruz strengthened its governance framework by enhancing due diligence, reinforcing human rights commitments, and advancing corporate risk management, supported by a systematic assessment of environmental, social, and financial risks.

This approach is guided by three core values: Safety First, Responsibility in Action, and Innovation for the Future. Under Safety First, risk prevention and control were reinforced through targeted training, behavioral supervision, and visible leadership, strengthening oversight and internal controls. Under Responsibility in Action, relationships with neighboring communities were strengthened through initiatives that promote economic and social development. Under Innovation for the Future, the integration of double materiality and ESG criteria into corporate strategy was further consolidated. This process, aligned with International Financial Reporting Standards IFRS S1, SASB sector guidance for metals and mining, and the GRI 14 standard, enables more precise identification and management of risks and opportunities shaping sustainable performance. These three principles underpin decision-making and support transparency, accountability, and long-term value creation.

2026 ESG Priorities

This year, the Company has expanded on the momentum achieved in 2025 by further advancing its sustainability efforts, strengthening community partnerships, and managing resources responsibly in Bolivia. It continues to prioritize initiatives that support education, youth development, and family well-being, while maintaining a strong commitment to ethical sourcing, workplace safety, and active engagement with stakeholders.

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To support this continued progress, Santacruz has defined a set of system maturity milestones for the 2026 reporting period, which includes:

●	Integrate enhancements from the Risk Management Policy into the Corporate Governance framework.
●	Establish a fully integrated and formally documented corporate and financial risk management process.
●	Develop a comprehensive corporate risk control strategy, supported by a clear action plan for opportunity management.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company’s capital investments will result in reduced costs and enhanced metallurgical recovery.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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